FOR FURTHER INFORMATION CONTACT:
                                          ELAINE D. CROWLEY
                                          SR.  VICE  PRESIDENT, CHIEF FINANCIAL
                                          OFFICER
                                          (817) 347-8200


              BOMBAY ANNOUNCES SECOND QUARTER OPERATING RESULTS

FOR IMMEDIATE RELEASE - AUGUST 18, 2004

           FORT WORTH, TEXAS - The Bombay Company, Inc. (NYSE-BBA) reported that revenues for the three months ended July 31, 2004 declined 6% to $122.5 million compared to $130.3 million for the three months ended August 2, 2003. For the six-month period, revenues declined 1% to $246.1 million compared to $249.5 million for the corresponding period of the prior year. Same store sales for Bombay stores in existence for more than one year decreased 18% for the quarter and 13% for the year-to-date period compared to a 26% increase for the quarter and a 25% increase for the six months last year.

     Net loss for the second quarter was $6.3 million or $0.18 per share compared to a net loss of $0.8 million or $0.02 per share for the corresponding period of the prior year. For the six months ended July 31, 2004, the net loss was $12.1 million or $0.34 per share compared to a net loss of $2.0 million or $0.06 per share for the six months ended August 2, 2003.

       The average ticket declined 5% during the quarter while overall transaction count, including new stores, declined 1%. Internet sales continue to grow at a double digit rate, a trend reinforced by both the popularity of BombayKIDS and the growth in the number of email subscribers. During the quarter, the Company completed the move to a new, larger distribution center in the Northeast and began shipments during the first week of August. The new distribution center will result in a reduction of off-site storage costs and improved operating efficiencies in that facility. The Company ended the quarter with $136.6 million in inventory, 16% below last year's levels and below planned amounts.

       James D. Carreker, Chairman and Chief Executive Officer, stated, "We found ourselves with less clearance merchandise than last year and less newness overall in our assortment. Shortcomings in the merchandise assortment and continuing softness in demand for moderately-priced home furnishings resulted in a disappointing performance for the quarter and the year-to-date periods. Just as strong same store sales afforded us tremendous operating leverage last year when we reported a 25% increase, this year, we are seeing the impact of the loss of operating leverage against a higher base of fixed costs due to increased store count and our investment in infrastructure.

     "Our goal for the second half is to reintroduce our customers to the newness and excitement of our assortment. A postcard mailed in late July announced the arrival of our Metro Asia themed merchandise and has been followed up with a catalog during the second week of August. Metro Asia will be followed by other new themes later in the year. Our customers will see a steady flow of new product this fall and into the holiday season. The lower inventory position has allowed our merchants to refresh the assortment and introduce more newness than we experienced in the spring and significantly more than last fall.

     "In light of results of the first half, we have decided to delay the opening of up to 10 stores for 2004, opening a net of 29 to 34 stores. This will allow us to reduce our capital requirements and give us more time to focus on execution for the fourth quarter. The reduction will relate primarily to the execution of our in-fill strategy in top 25 markets as store migration from mall to off-mall and opening of our combination format stores are continuing as planned. We continue to be encouraged by our store migration strategy and with the performance of our BombayKIDS stores, especially in the combination format," noted Mr. Carreker.

     Based upon the recent months' sales trends, the Company projects total revenues for the third quarter to be in the range of $138 to $143 million with low double-digit declines in same store sales for the third quarter. Revenues from non-store operations are expected to be 7% to 8% of total revenues. We expect results for the quarter to be a loss in the range of $.07 to $.11 per share. Approximately 33 stores will be opened during the quarter including 8 BombayKIDS stores in the combination format while we close 5 stores. During the fourth quarter, we expect to open 12 to 17 stores, including 2 to 3 BombayKIDS stores, and close 11 stores ending the year with approximately 500 to 505 stores which includes 50 to 51 BombayKIDS stores.

     In conjunction with this release, you are invited to listen to Bombay's conference call with management that will be conducted on Thursday, August 19, 2004 at 10:00 a.m. Central Time. The Company will review the second quarter results as well as the outlook for the remainder of Fiscal 2004. Interested parties should dial 800-847-8137 ten minutes prior to the start time. The call will also be broadcast live over the Internet at www.bombaycompany.com. For those who are unable to listen to the live broadcast, a telephone replay will be available for 72 hours beginning at 12:00 p.m. Central Time at 800-633-8284. The access code is 21185889. The call will also be available for replay for 45 days on the investor relations page of the Bombay website.

     The Bombay Company, Inc. designs, sources and markets a unique line of home accessories, wall d{e'}cor and furniture through 472 retail outlets, specialty catalogs and the Internet in the U.S. and internationally.

     Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and financial market conditions which affect consumer confidence in the spending environment for home-related purchases; competition; seasonality; success of operating initiatives; new product development and introduction schedules; uninterrupted flow of product from overseas sources; acceptance of new product offerings including children's merchandise; inherent safety of product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; ability to renew leases on an economic basis; changes in business strategy or development plans; availability and terms of borrowings or capital for operating purposes; labor and employee benefit costs; ability to obtain insurance at a reasonable cost; reliance on technology; security of the technological infrastructure; changes in government or trade regulations including proposed duties on bedroom furniture imports from China; risks associated with international business;
fluctuations in foreign currency exchange rates; potential travel or import/export restrictions due to communicable diseases; terrorism; war or threat  of  war;  regional  weather  conditions;  hiring and retention  of  key management  personnel  and  other  risks  and uncertainties  contained  in  the
Company's public announcements, reports to stockholders and SEC filings, including but not limited to Reports on Forms 10-K, 8-K and 10-Q. The Company undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof as a result of new information, future events or otherwise.
                                     * * *
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

                     THE BOMBAY COMPANY, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (In thousands, except per share amounts)


                                                          THREE MONTHS ENDED            SIX MONTHS ENDED

                                                         JULY 31,     AUGUST 2,        JULY 31,   AUGUST 2,
                                                           2004        2003             2004       2003
Net revenue                                              $122,479     $130,273         $246,060   $249,510
Costs and expenses:
 Cost of sales, buying and store
     occupancy costs                                       95,074       94,863          188,700    180,762
 Selling, general & administrative expenses                37,549       36,673           76,869     72,257

Operating loss                                            (10,144)      (1,263)         (19,509)    (3,509)
  Interest income (expense) -net                               13           (6)              35        136

Loss before income taxes                                  (10,131)      (1,269)         (19,474)    (3,373)
Income tax benefit                                         (3,803)        (501)          (7,400)    (1,332)
Net loss                                                  ($6,328)       ($768)        ($12,074)   ($2,041)

 Net income per basic & diluted share                      ($0.18)      ($0.02)          ($0.34)    ($0.06)

Avg. common shares outstanding                             35,670        34,556           35,550     34,088

Avg. common shares outstanding and dilutive common shares
                                                           35,670        34,556           35,550     34,088

OTHER SELECTED FINANCIAL AND OPERATING DATA
Capital expenditures, net                                  $4,733        $8,856           $9,936    $10,694
Depreciation and amortization                              $4,204        $4,879           $8,444     $8,943

Stores opened                                                  12             3               19          8
Stores converted                                                0             1                0          2
Stores closed                                                   5             6               18          9

Store composition:
Large format                                                  364           336
Regular stores                                                 22            33
Outlets                                                        46            46
KIDS                                                           40             6
Total                                                         472           421


                                  THE BOMBAY COMPANY, INC. AND SUBSIDIARIES
                                  CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                          (Dollars in thousands)

                                                    JULY 31,         AUGUST 2,
                                                       2004              2003
ASSETS
Current assets:
   Cash and short-term investments               $   10,034         $   8,914
   Inventories                                      136,620           161,776
   Other current assets                              30,342            22,795

Total current assets                                176,996           193,485
Property and equipment, net                          73,640            46,961
Goodwill, net                                           423               423
Other assets                                          5,561            10,318

TOTAL ASSETS                                       $256,620          $251,187

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable to banks                           $ 2,200          $ 13,847
   Accounts payable and accrued expenses             36,899            42,104
   Gift certificates redeemable                       6,430             5,251
   Accrued payroll and bonuses                        4,074             6,181
   Accrued insurance                                  4,195             3,908

   Total current liabilities                         53,798            71,291

Accrued rent and other liabilities                   22,163             5,954

Stockholders' equity:
   Preferred stock                                      -                 -
   Common stock                                      38,150            38,150
   Additional paid-in capital                        79,778            75,735
   Retained earnings                                 74,238            74,320
   Accumulated other comprehensive income               142             (547)
   Treasury stock                                    (9,693)         (12,615)
   Deferred compensation                             (1,956)          (1,101)

   Total stockholders' equity                        180,659          173,942

TOTAL LIABILITIES &
        STOCKHOLDERS' EQUITY                        $256,620         $251,187


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